Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At 9:00 a.m. Eastern time on August 9, 2011, Ecolab Inc. used the following slides in a live presentation to analysts at the Jefferies Global Industrial and A&D Conference.

1

Douglas M. Baker CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER 1

Cautionary Statement Cautionary Statement Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. 2

Additional Information Additional Information and Where to Find it Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 3

4 Ecolab: The Global Leader in Commercial Food and Health Protection CLEANER. SAFER. HEALTHIER. Foodservice/ Hospitality Food & Beverage Processing Healthcare/ Infection Control

5

Ecolab Value

INDUSTRY LEADER IN PRODUCT INNOVATION AND SERVICE EXPERTISE

Ecolab's core capabilities that drive value:

Technology
A full range of premium cleaning and sanitizing products, systems and services that produce the best results and the lowest costs.



Service
On-site experts identify and help solve customer cleaning and sanitizing problems as well as potential food safety issues.



Training
Employee safety and sanitation training help ensure effective, efficient and consistent results in customer operations.



Information
Web-based reporting provides instant access to important operating data from our sales and service team, 24/7.



Ecolab customer solutions include:

Cleaning & Sanitizing Products

- Warewashing
- Laundry
- Housekeeping
- Hand Hygiene
- Infection Prevention
- Clean-in-place systems
- Hard surface sanitizers
- Food surface antimicrobials
- Floor Care
- Water Quality
- Water Filtration
- Effluent water treatment
- Operating Room Turnover
- Surgical Inst. Reprocessing
- Pharmacy Cleanroom

Services

- Pest Elimination
- Kitchen Equipment Care
- Quality & Safety Audits
- Food Safety Training
- Energy Savings

Ultimate Competitive Advantage SALES AND SERVICE FORCE “Ecolab is among the top ten best U.S. manufacturing companies to sell for.” Selling Power Magazine Strong Investment in Training and Technology INDUSTRY-LEADING SALES AND SERVICE FORCE 6 5000 8000 11000 14000 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Proven Effective Strategy CIRCLE THE CUSTOMER - CIRCLE THE GLOBE Warewashing On Premise Laundry Housekeeping Pest Elimination Floor Care Surface Cleaners Pool & Spa Food Safety Training Employee Safety Air Quality Restroom Sanitation Water Care Food Safety Supplies Janitorial Products 7

20% Return on Beginning Equity 15% EPS Growth Investment Grade Balance Sheet Aggressive Financial Objectives HIGH AND ACHIEVABLE GROWTH AND PROFITABILITY GOALS A A- BBB+ BBB BBB- Current rating = A 8 11% 13% 0% 5% 10% 15% 20% 10 year 5 year 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Strong Financial Performance SALES 2002 reflects purchase of Europe JV ($ mlns.) EPS EPS CAGR Adjusted EPS Adjusted EPS S&P 500 9 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 $2.20 $2.40 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 $500 $1,500 $2,500 $3,500 $4,500 $5,500 $6,500 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 11% 13% 2% 4% -5% 0% 5% 10% 15% 10 year 5 year Ecolab

Delivering on Expectations Forecast Actual QUARTERLY EPS ACTUAL > ECOLAB FORECAST 77 OF 78 QUARTERS (EXCEPTION = 3Q 2001) 10 $0.00 $0.10 $0.20 $0.30 $0.40 $0.50 $0.60 $0.70 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

11 Strong Second Quarter Results Strong sales momentum +12% reported, +8% in fixed currencies (+5% in fixed currencies excluding acquisitions) Europe transformation progress ahead of plan Growth bets paying off: All acquisitions ahead of plan at sales and OI Healthcare +27%, including acquisitions Water, Energy, Waste +40% (+20% without one-timers) Pest International +9% Emerging markets +22%

Major Opportunities in Existing Markets ESTIMATES BY MARKET SEGMENT $ MILLIONS SEGMENT Ecolab Sales Remaining Market 12 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $8,000 $9,000 $10,000 Cruise Pharmacos Recreation/Leisure Commercial Laundry Farms Contract Feeding/Catering Vehicle/Fleet Washes Retail (food+nonfood) Contract Services Education/Government Quick Service Restaurants (QSR) Lodging Business & Industry Full Service Restaurants (FSR) Health Care Food & Beverage Processing

Simultaneously Growing the Opportunity Set and Capability 1961 1984 1991 1993 1994 2001 2004 ECOLAB HAS STEADILY ADDED IMPORTANT NEW CIRCLE THE CUSTOMER AND RELATED END MARKET BUSINESS TO DRIVE MARKET OPPORTUNITY GROWTH Food & Beverage Pest Henkel ROW Water Treatment Quick Service, Food Retail Europe JV Healthcare 13

1995 2000 2005 2010  $18B $32B $39B $57B ECOLAB MARKET OPPORTUNITY ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH Simultaneously Growing the Opportunity Set and Capability Asia Pacific, Latin America QSR, FRS, Water treatment, Audit EMEA, Pest Global Healthcare Infection Control + + + + 14

Macro Trends Favor the Combined Platform Aging Population Energy / Material Demand Water Shortage Nature Out of Home Shift (meal preparation) Technology The trend towards meal prep away from home continues in emerging markets. Aging population in EMEA, Japan, and China will drive travel and healthcare Demand for energy and water driving higher costs and shorter supply, with dramatically different geographic magnitude and timing Water scarcity is expected to be a dominant issue, particularly in high growth emerging market economies Evolution presents new food safety and infection challenges Science & technology requires broader set of product and process improvements Population Growth Economic Shifts More people: +50% by 2050. Trend toward protein means 2x calories will be needed Food production accounts for nearly 75% of water consumption Emerging markets will account for the majority of absolute GDP growth through 2015 15

Ecolab customers use lots of water; create lots of waste F&B – Top 5 industry for water consumption Hotels – cleaning, pools, laundry, rooms, restaurant, grounds Restaurants, schools, stores – cleaning, consumers, soft drinks Textile Care, hospitals Big brands under sustainability pressure Cleaning and water treatment deeply connected Cleaning and sanitation consumes 15-60% of water used in F&B plants Cleaning and sanitation chemistry directly impacts water and waste stream Without water, there is no cleaning Water and Cleaning Connections 16

1995 2000 2005 2010 $18B $32B $39B $57B ECOLAB MARKET OPPORTUNITY ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY TO DRIVE GROWTH Simultaneously Growing the Opportunity Set and Capability Asia Pacific, Latin America QSR, FRS, Water treatment, Audit EMEA, Pest Global Healthcare Infection Control + + + + + $100B+ 17

Essential Expertise for Water Management Strengths Diverse customers and industries served Global reach World class industry experts Customer focused, integrated approach Industry leading technology Customer Value Proposition Environmental Sustainability Providing clean water Using less water Creating energy savings Economic Sustainability Reducing costs Maximizing production Preserving assets Social Sustainability Focusing on safety 18

Nalco Overview Water Services 2010 Market Position #1 Market Position $6B global market #3 Market Position $7B global market #1 Market Position $6B global market Service Overview Water treatment chemistry for industry (including F&B, hospitality, etc.) Water treatment and process chemistry for paper industry Water treatment and process chemistry for oil and gas recovery, refining and processing Paper Services Energy Services 2010 Sales $1.8B (42% total) $0.8B (18% total) $1.7B (40% total) Markets Served Food and beverage processing, hotels, hospitals, theme parks, restaurants Paper and pulp production Upstream and downstream gas and oil exploration and refining 19

Compelling Strategic and Financial Benefits Expands Opportunity Making Us a Stronger, Faster Growth Company Potential to capitalize on major growth trends: food demand and safety, healthcare demand and safety, energy demand, shifting economies Portfolio invested towards faster growth: bigger emerging market exposure, water and energy segments faster Equips Us to Better Meet Customer Needs Water competency critical to long-term success in 50% of traditional Ecolab markets Out technology, model know-how and financial strength equip Nalco to win as well Strong Business Model, Technology and Culture Fit Shared growth and customer service culture mindset Both operate unique service/technology models Highly compatible and leveragable technology know how Compelling Shareholder Value Creation: Accretive Transaction Attractive revenue synergy opportunities Approximately $150 million of cost synergies identified Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-digit growth Conservative Financial Position Maintained Expected to retain a strong investment grade rating, reflecting the strong Ecolab balance sheet and significant cash flow generation and deleveraging post-combination 20

In a Food & Beverage Processing Plant... CIP Conveyor Lubrication Environmental Drain Sanitation Hand Cleaners/Sanitizers Pest Elimination Surface Cleaning Floor Care Sanitizers Membrane Cleaning Doorway System Effluent Treatment Hygiene Testing Sterilants for Aseptic Packaging Antimicrobial Treatments Dispensing & Control Systems Filtration Solutions Energy Recovery Boiler Water Treatment Process Water Treatment Janitorial Products 21

Integrated Solutions: Food & Beverage Plant CLEANING & SANITIZING + WATER/WASTE CIP Monitoring DAF Equipment Operating Contracts Dry Lube Low Tem Cleaning Anti-Microbial 22

Integrated Solutions: Food & Beverage Plant CLEANING & SANITIZING + WATER/WASTE CIP Monitoring Equalizing Chemistries DAF Equipment Boilers & Cooling Water Treatment Solutions for Waste Separation Operating Contracts Filtration Systems, Cleaning & Service Dry Lube Low Tem Cleaning Anti-Microbial 3D TRASAR/ 360 Monitoring 23

Expanded Sales Potential per Plant Cleaning & Sanitation Cleaning & Sanitation Water & Waste Water & Waste $200 $350 $200 $200 $950 $200 $1,300 $1,000 $1,300 $650 370 $650 $400 +61% +175% +475% ($000) Annual Sales Per Customer 24

+50% 200 950 200 +45% Annual Sales Per Customer +35% Expanded Sales Potential for Additional Ecolab Markets $100 $100 $35 $30 $30 $15 $45 $45 $20 ($000) 25

Unsolicited Customer Reaction to the Deal “Great News” VP at a Global Lodging Company “Our partnership only grows stronger” Global Procurement at a Global Lodging Company “Industrial water treatment seems like a natural extension of your current strategies and I am sure that it will provide tremendous growth opportunities” SVP Purchasing at one of the world’s largest dining companies “This deal makes perfect sense to us. You guys are big thinkers” Head of purchasing of one of the largest food processing companies globally “We like Ecolab and Nalco very much from an individual company perspective and await the additional value we can create ” EVP supply chain of a Fortune 500 specialty protein company “Having done business for many (15+) years with both companies I believe this is an excellent fit to complete Ecolab’s water services offering. Both companies are customer oriented and high quality service providers.” Global Lodging company 26

27 Common Business Model Growing Customer Challenges Corporate Market Focus Leading Technology In-Unit Service Training Competency Information Capture

Complementary Strengths Corporate Account Model Technology Technology Service Culture Service Culture Industrial Supply Chain Expertise Customer Base Customer Base Customer Value Customer Value Supply Chain Corporate Account Model 28

Synergies Accelerated Growth Opportunities Nalco water treatment to Ecolab’s Food & Beverage, Institutional, Kay, Textile Care customers Ecolab Institutional, Pest Elimination to Nalco’s Industrial, Paper, Oil and Gas customers Expand service and innovation investments Accelerate energy and emerging markets investment Cost Synergies Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings Approximately one-third related to G&A and two-thirds related to supply chain No reductions in sales and service or R&D associates Management and Financial Leverage Similar business models and cultures Combination creates significant management capabilities and greater Nalco financial flexibility Innovation Synergies: Cross-Pollenization Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries Ecolab’s field technologies and antimicrobial science applications for Water, Energy and Paper Ecolab’s history of success in delivering 29

30 Synergies ($ - mlns) 2012 2013 2014 2015 2016 Growth - Sales $0 $75 $200 $350 $500 Cost Synergies $35 $100 $150 $150 $150

31

Stronger Foundation for Combined Company

Great Fit

- Technology and business model alignment
- Similar business cultures
- Complete the circle of solutions
- Limited direct overlap … minimum disruption

Stronger Foundation

- $11B in combined revenue
- Strong cash flow: ~$1.2B in operating cash flow, ~$2B in EBITDA
- Strong balance sheet and financial wherewithal
- More balanced industry mix

Enhances both companies' prospects for greater growth

ECOLAB

Everywhere it Matters

Cleaner Safer. Healthier. More Efficient. More Sustainable.

NALCO

Essential Expertise for Water Management

ECOLAB®

Balanced Industry Mix Combined Foodservice F&B Healthcare Hospitality 35% 25% 15% 10% 15% Other Foodservice Industrial Paper Hospitality F&B 40% 31% 5% 6% 18% 20% 17% 9% 7% 13% F&B Energy Industrial Paper Healthcare Hospitality Other 17% 9% 8% Energy 32

33 Balanced Geographic Mix Combined North America EMEA 55% 14% 31% AP/LA EMEA AP/LA 51% 29% 20% 30% North America EMEA AP/LA 54% 16% North America Emerging Markets = $1.5 billion

Strong Growth Company Gets Stronger Even better customer segment mix Better geographic weighting Unique synergies Continued Expected Predictability 90%+ consumables Similar raw material exposure Similar consistent business model 34 Stronger Company

35 Consistent Earnings Patterns SIMILAR RHYTHM AND PACE TO BOTH COMPANIES’ OPERATING INCOME Index: 1Q 2007 = 100 Indexed Operating Income 35

Summary Stronger Growth Story Expanded global growth opportunity Adds high growth water and energy markets Enhances EPS Growth Prospects Strengthens 15% target long term Expect >15% adjusted EPS growth 2012, 2013 Cash EPS* +$0.60-$0.70 to adjusted GAAP EPS Strong Fit, Leverages Core Strengths Common technology base, same sales and service approach Substantial sales synergies Expect Continued Predictability and Consistency to Ecolab EPS Growth Strong execution process to continue predictability and consistency Improved tax management to develop steadier, efficient tax rate Sound Deal Structure Maintains high FCF, enables proper investment in the business drivers, leverage reduction and share repurchase Ecolab shares fixed at 0.7005 to Nalco; number of Ecolab shares to be issued in the merger not affected by changing Ecolab share price *Cash EPS = Adjusted EPS + after tax amortization. See Ecolab’s news release dated July 27, 2011 for additional information regarding certain non-GAAP financial measures, such as adjust EPS. 36